November 20, 2019

Glenn H. Sherman
President and Chief Executive Officer
Moving iMage Technologies Inc.
17760 Newhope Street,
Fountain Valley, California 92075

       Re: Moving iMage Technologies Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 12, 2019
           File No. 333-234159

Dear Dr. Sherman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2019 letter.

Amendment No. 2 to Form S-1 Filed November 12, 2019

Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations - Year Ended June 30,
2019, page 36

1. We note from your response to prior comment 5 that your interest expense was calculated based on notes payable aggregating $1,677,000. Please reconcile this to your disclosure on page 37 that indicates pro forma interest expense was calculated based on acquisition debt of $2,100,000. In this regard, tell us how your pro forma adjustments contemplate the $1 million bridge loan signed in October 2019 and referenced on page F-12. Glenn H. Sherman
FirstName LastNameGlenn H. Sherman
Moving iMage Technologies Inc.
Comapany 20, 2019
November NameMoving iMage Technologies Inc.
November 20, 2019 Page 2
Page 2
FirstName LastName
General

2. Please update your financial statements and pro forma financial information in accordance with Rule 8-08 of Regulation S-X.
        You may contact Eric Atallah, Senior Accountant, at (202) 551-3663 or Kevin Kuhar,
Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at
(202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Thomas Poletti, Esq.